SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 27, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, August 27th 2009

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto the letter filed with the Buenos Aires Stock Exchange.

Sincerely,

Luis C. Cerolini
Director
Banco Macro S.A.

Buenos Aires, August 20th 2009

To
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re.: C.R. 183.633

We write to you in connection with the above captioned letter in order to inform that the board of directors is going to evaluate the resignation submitted by Mr. Hugo Carlos Álvarez at the next meeting of the board and shall decide the eventual substitution of the resigning director when appropriate since the present number of members of the board neither affects the quorum required for such body to transact business nor its ordinary operation up to the next general shareholders’ meeting.

Sincerely,

Dr. D. J. Ezequiel Carballo
Vice Chairman
Banco Macro S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 27, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director